SUPPLEMENT DATED MARCH 27, 2007 (To the Pricing Supplement dated October 30, 2006 and MTN Prospectus Supplement, General Prospectus Supplement and Prospectus, each dated March 31, 2006)	Filed Pursuant to Rule 424(b)(3) Registration No. 333-132911

Merrill Lynch & Co., Inc.

Medium-Term Notes, Series C

C$400,000,000

Floating Rate Notes due November 9, 2009

(the “Notes”)

_____________

On November 9, 2006, Merrill Lynch & Co., Inc. (“ML&Co.) issued C$600,000,000 of its Medium-Term Notes, Series C, Floating Rate Notes due November 9, 2009. ML&Co. also issued an additional C$100,000,000 of notes with identical terms and conditions on November 15, 2006 (together with the notes issued on November 9, 2006, the “Previously Issued Notes”). An additional C$400,000,000 of the notes (the “Offered Notes”) are being offered hereby. The Offered Notes and the Previously Issued Notes (together, the “Notes”) will have identical terms and conditions and will be part of the same series. Reference is made to the accompanying pricing supplement, dated October 30, 2006, and to the MTN prospectus supplement, general prospectus supplement and prospectus, each dated March 31, 2006, for a description of the terms and conditions of the Medium-Term Notes, Series C, Floating Rate Notes due November 9, 2009. The Offered Notes will be offered at an initial public offering price of 100% of the principal amount, plus accrued interest from March 9, 2007.

The Offered Notes will be ready for delivery in book-entry form only through the facilities of CDS Clearing and Depository Services Inc. and Euroclear or Clearstream, Luxembourg on or about March 30, 2007.

Merrill Lynch Canada Inc. (“ML Canada”) is acting as the underwriter in this transaction. Pursuant to an agreement dated March 27, 2007 (the “Agreement”) between ML Canada and ML&Co., ML Canada has agreed to offer the Offered Notes for sale in Canada. ML Canada will receive an underwriting discount equal to 0.20% of the principal amount of the Offered Notes.

Under the terms of the Agreement, the obligations of ML Canada are subject to certain conditions and ML Canada is committed to take and pay for all the Notes, if any are taken. ML Canada has advised ML&Co. that it proposes initially to offer all or part of the Offered Notes directly to the public at the offering price set forth above. After the initial public offering, the offering price may be changed. ML&Co. has agreed to indemnify ML Canada against certain liabilities, including liabilities under Canadian provincial securities legislation and the Securities Act of 1933, as amended.

In connection with this offering, ML Canada currently intends to buy and sell the Notes to create a securities market for the holders of the Notes, and may stabilize or maintain the market price of the Notes during the initial distribution of the Notes. However, ML Canada will not be obligated to engage in any of those market activities or continue them once it has started. Neither ML&Co. nor ML Canada make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Notes. In addition, neither ML&Co. nor ML Canada make any representation that ML Canada will engage in any of those transactions or that those transactions, once commenced, will not be discontinued without notice.

ML Canada was involved in the decision to distribute Notes hereunder. ML Canada is an indirect wholly-owned subsidiary of ML&Co. Consequently, ML&Co. is a “related issuer” and is also a “connected issuer” of ML Canada within the meaning of the securities legislation of each of the provinces of Canada in connection with the offering of Notes under this supplement, the accompanying pricing supplement and prospectus supplement, general prospectus supplement and prospectus.